

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 10, 2012**
> **File No. 024-10338**

Dear Mr. Fellner:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on the Wazillo website the company is described as a public company. However, you are listed on the OTC Pink lists and have not filed any periodic report with the Commission since 1998. Please advise.

Cover Page

2.   At the bottom of the page, please provide a page number reference for the Risk Factor section.

Andrew Fellner
Strategic Global Investments, Inc.
January 4, 2013
Page 2

Important Notices to Investors, page 3

3.	In the second paragraph, it is not clear why you refer to the District of Columbia and the state of Virginia, when elsewhere you indicate that you are planning to have the offering only qualified in California and Florida. Please revise or advise.

Risk Factors, page 9

4.	In the introductory paragraph you state that the risks described in this section are not the only risks you face. Please revise to indicate that you have addressed all material risks to investors.

We have only a small number of subscribers…, page 10

5.	As this risk factor relates to profitability, please revise to clarify if the subscribers you refer to here are paid subscribers, or otherwise explain the significance of subscribers for your profitability.

Investors in this offering will experience immediate dilution…, page 15

6.	It is not clear how offering expenses relate to dilution. Please revise.

We will incur increased costs as a result of becoming…, page 16

7.	Please revise to indicate your timing for seeking to become a publicly reporting company.

As an emerging growth company, we intend to follow…, page 17

8.	The term "emerging growth company" applies to registrants and reporting companies. Please delete this risk factor.

If and when we become a publicly reporting company…, page 17

9.	This risk factor suggests that the company will be a public reporting company following this offering. Please delete or revise to clarify when you intend on becoming a public reporting company.

Dilution, page 18

10.	Please delete as confusing the word "assumed" in the phrase "assumed public offering price."

Plan of Distribution, page 19

11.   It is not clear what the term "Subscription Package" refers to. There is no Exhibit 1 to the offering circular. The subscription agreement is attached as Exhibit 4.

Our Business, page 22

12.   Please explain in greater depth how the media site functions. For example, there appears to be a significant number of videos available on nine different channels on your website. There also appears to be a schedule of different recurring shows. Explain these details more fully. You state that access to some videos is limited through the use of logins and passwords, yet a sampling of the videos on your website did not reveal any such restricted videos.

13.   We note that you have experienced significant losses in each of the past two years. Please revise to clarify the factors that have led to such losses, for example, the extent to which they are associated with one part of your business, such as the development of your streaming website, or another. Further, disclose what steps the company plans to take in order to achieve profitability, and the timing of those steps.

14.   Also explain how you earn revenues or expect to earn revenue from your website. In particular, disclose to what extent you rely or expect to rely on revenue based on advertising on your websites.

15.   Please revise on page 22 to clarify what the "Punta Perfecta project" is.

Our Streaming Site, page 24

16.   We note your statement on page 25 that "the response from the venues and the visitors to its website have been good to date." Please clarify the nature of the responses to which you refer.

Certain Relationships and Related Transactions, page 29

17.   Please identify the number of votes attached to each share of Class A Preferred stock.

Financial Statements – General

18.   Please revise to sequentially number all pages of the financial statements and corresponding notes for all periods presented.

Combined Balance Sheets for the Years Ending December 31, 2011 and 2010

19.   In regards to your investment property balances, please disclose in the notes a description of the investment property, date of acquisition, how you accounted for each transaction and valuation technique(s) used to measure the acquisition-date fair value of the investment property interest acquired.

Combined Statements of Operations for the Years Ending December 31, 2011 and 2010

20.   It appears that $100,983 of revenue reported in the fiscal year ended December 31, 2011 may be a gain realized from the sale of a short term investment property described in Note 7. If so, it appears this should be reported as non-operating income. Please revise accordingly to reclassify the gain from revenue to "Other Income" or advise us.

21.   We note the "Impairment of Goodwill" charge for the year fiscal year ended December 31, 2011. Please disclose in the notes the facts and circumstances that led to the impairment charge, including a description of the acquisition that yielded the goodwill and disclosure about business and economic conditions that gave rise to the impairment.

Combined Statements of Cash Flows for the Years Ending December 31, 2011 and 2010

22.   We note the disclosure in Note 4 that during the third quarter of 2011 the company "repurchased [5 million] shares of common stock in exchange for $50,000…" Please explain where the corresponding line item appears in the statement of cash flows for the year ended December 31, 2011 or revise.

Note 4 – Stockholder's Equity

23.   We note your disclosure that the company issued 55.1 million shares of common stock "to effect the reverse acquisition" of Punta Perfecta S.A. de C.V. In this regard please explain to us facts and circumstances of the Punta Perfecta acquisition. Furthermore, tell us how you accounted for the acquisition, including:
        a. Whether or not the financial statements have been issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment to retroactively adjust the accounting acquirer's legal capital to reflect the legal capital of the accounting acquiree.
        b. Whether the assets and liabilities of the legal subsidiary (the accounting acquirer) were recognized and measured at their pre-combination carrying amounts;
        c. Whether the assets and liabilities of the legal parent (the accounting acquiree) were recognized and measured in accordance with ASC Topic 805;

        d. Whether the amount recognized as issued equity interests in the consolidated financial statements were determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with ASC Topic 805.

See ASC Topic 805-40-45-1.

24. As it appears a significant business combination occurred during 2010, please provide the financial statements of Punta Perfecta S.A. de C.V for the specified period as required by Rule 8-04 of Regulation S-X or advise us.

25. Please provide an explanation that reconciles the common stock issuances described in the notes for fiscal years 2010 and 2011 with the balances found in the Statements of Stockholders' Equity. As examples, we note your descriptions of issuances totaling 65.2 million shares in fiscal year 2010 but note the issuance of approximately 67.1 million shares in your Statement of Stockholders' Equity; and, we note your description of the repurchase of 5 million shares in fiscal year 2011 but do not see a corresponding line item in your Statements of Stockholders' Equity.

Interim Financial Statements for the Period Ending September 30, 2012

Combined Balance Sheets

26. We note that the Investment Property line-item balances appear to have been reclassified as Investment in Subsidiary for the interim period ending September 30, 2012 when compared to the financial statements for the years ending December 31, 2011 and 2010, respectively. Please explain and disclose the facts and circumstances surrounding the balance sheet reclassification.

27. Please provide in the notes summarized interim income statement information of the investee if it is significant, as required by S-X 10-01(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Joseph Cascarano, Senior Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director